UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT 1934

Commission File Number: 001-09246

February 24, 2022

Barclays PLC

(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-153723, 333-167232, 333-173899, 333-183110, 333-195098, 333-216361, 333-225082, 333-236904, 333-236905, 333-254570, 333-173899, 333-167232, 333-153723, 333-261584) AND FORM F-3 (333-223156) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018).

February 23, 2022

Barclays PLC and Barclays Bank PLC (“Barclays”)

Board Changes

Barclays announces that Tushar Morzaria has decided to retire as Group Finance Director and as an Executive Director of Barclays PLC and Barclays Bank PLC, in each case with effect from 22 April 2022. He will be succeeded by Anna Cross, currently Deputy Group Finance Director, who will take up the role of Group Finance Director subject to regulatory approval, and join the Boards of Barclays PLC and Barclays Bank PLC as an Executive Director, in each case with effect from 23 April 2022. Anna will also join the Group Executive Committee, reporting to Group Chief Executive C.S. Venkatakrishnan (known as Venkat).

Tushar will provide continued support to Venkat as an adviser to the Group Chief Executive, and will help ensure a smooth transition to Anna, as well as supporting the Group’s business with financial institutions as Chairman of Global Financial Institutions Group in the Investment Bank.

Group Chairman, Nigel Higgins said:

“The Board is delighted to have, in Anna Cross, such a strong internal successor. Anna was identified over a year ago as the Board’s preferred successor, following a review of potential internal and external candidates.

Tushar has been an invaluable member of the senior management team at Barclays since 2013, when he joined as Group Finance Director. He has played an immense role in the rebuilding of the Group’s financial and operational resilience. The Board is grateful for his hard work and is delighted that he will have a continuing role with Barclays.”

Group Chief Executive, Venkat said:

“I strongly endorse Anna’s appointment as Group Finance Director. I am delighted that the Board has asked her to succeed Tushar and look forward to working closely with Anna as we continue to deliver our strategy.

Tushar has been an outstanding Group Finance Director and colleague. I’m pleased that my colleagues and I will be able to tap into his extensive institutional insight and experience going forward through his role as Chairman of Global Financial Institutions Group, and that our clients will be able to benefit further from his deep knowledge of our industry.”

Anna Cross’ experience

Anna joined the Group in 2013 and has been Deputy Group Finance Director since July 2020. Prior to this, she was Group Financial Controller and before that Chief Financial Officer, Barclays Bank UK PLC. A qualified chartered accountant, Anna has held finance roles at Lloyds Banking Group, Halifax Bank of Scotland, and ASDA.

Changes to Tushar Morzaria’s remuneration as a result of the decision to step down

The Barclays PLC Board Remuneration Committee (the “Committee”) has determined that the following arrangements will apply to Tushar on stepping down from his Executive Director role, in respect of the compensation arrangements currently set out in the Remuneration Report contained in the Barclays PLC 2021 Annual Report (the “Remuneration Report”):

•	given he is stepping down as an Executive Director, the previously agreed 2022-2024 Barclays Long Term Incentive Plan (“LTIP”) award will not be granted and the previously agreed Fixed Pay increase that would have been effective 1 March 2022 will not be implemented;
•	his bonus in respect of his performance for 2021 will be unchanged in quantum, as set out in the Remuneration Report. As a result of the LTIP award not being granted, a larger portion of the element of the bonus that is deferred as an award under the Share Value Plan will vest over years 3 to 7 and a smaller portion will vest over years 1 to 2; and
•	for 2022, Tushar will be eligible to receive a pro-rata discretionary incentive award for his part-year performance as Group Finance Director, in line with the Directors’ Remuneration Policy.

There are no other remuneration payments in relation to his stepping down as an Executive Director. The arrangements outlined above and in the Remuneration Report remain in line with the Directors’ Remuneration Policy.

Anna Cross’ remuneration arrangements

Anna’s compensation arrangements will reflect her role and responsibilities and are made in accordance with the Directors’ Remuneration Policy.

On appointment, Anna will receive fixed pay of £1.725m, delivered 50% in cash (paid monthly) and 50% delivered in Barclays shares. The shares will be delivered quarterly and will be subject to a holding period with restrictions lifting over 5 years. Anna will also receive a cash payment in lieu of pension of £86,250 per annum, and standard benefits including medical cover and life assurance.

On an annual basis, Anna will be eligible to be considered for a discretionary incentive award up to a maximum value of 90% of Fixed Pay (or such other maximum value as may be set out in any Directors’ Remuneration Policy approved by shareholders and as applicable from time to time). For 2022, Anna will be eligible to receive a pro-rata discretionary incentive award for her part-year performance as Group Finance Director (subject to the maximum value set out above), and a pro-rata discretionary incentive award for her part-year performance as Deputy Group Finance Director.

Anna will be eligible to be considered each year for the grant of an LTIP award with a total maximum market value in any one year of 134% of Fixed Pay at the date of grant (or such other maximum value as may be set out in any Directors’ Remuneration Policy approved by shareholders and as applicable from time to time).

In setting the remuneration for Anna, the Committee considered the skills and relevant experience that she brings, and the benefits of strong and sustainable leadership in this critical role. They also considered pay levels at comparable firms and the competitive market for talent. They concluded that this level of Fixed Pay was an appropriate starting point, while noting that the maximum total compensation opportunity that this provides is low compared with international banking peers.

Regulatory disclosures

Save as detailed below, there are no matters to be disclosed in respect of Anna Cross’ appointment under Listing Rule 9.6.13R.

In the last five years, Anna has been a director of the following publicly quoted companies: Barclays Bank UK PLC (resigned April 2019) and Motability Operations Group plc (resigned October 2017).

In November 2012, Anna resigned as a director of the following venture capital owned private companies: Republic (U.K.) Limited and its subsidiary companies, TPG Raincoat IV, Limited and Guild Realisations Limited. These companies subsequently entered into administration during 2013 and were liquidated.

– ENDS –

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jonathan Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group. For further information about Barclays, please visit our website home.barclays.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: February 24, 2022	By:	/s/ Garth Wright
Name: Garth Wright
Title: Assistant Secretary